Exhibit 15.2

THIRD PARTY REPORT

RESERVES ESTIMATION AND EVALUATION OF

CHAD AND WEST QURNA ASSETS

AS OF DECEMBER 31, 2015

Prepared for

PETROCHINA COMPANY LIMITED

March 7, 2016

CONFIDENTIAL

This document is confidential and has been prepared for the exclusive use of CNODCI/PetroChina or parties named herein. It may not be distributed or made available, in whole or in part, to any other company or person without the prior knowledge and written consent of Ryder Scott. No person or company other than those for whom it is intended may directly or indirectly rely upon its contents. Ryder Scott is acting in an advisory capacity only and, to the fullest extent permitted by law, disclaims all liability for actions or losses derived from any actual or purported reliance on this document (or any other statements or opinions of Ryder Scott) by CNODCI/PetroChina or by any other person or entity.

Daniel R. Olds, P.E. TBPE License No. 60996 Managing Senior Vice President
RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Table of Contents

INTRODUCTION		1
METHODOLOGY		1
1.	RESULTS SUMMARY	2
	1.1 NET RESERVES	2
	1.2 GROSS VOLUMES	3
	1.3 NET PRESENT VALUES	3
2.	STANDARDS OF INDEPENDENCE AND PROFESSIONAL QUALIFICATION	4
3.	BASIS OF OPINION	4

APPENDICES
I.	SEC Reserve Definitions
II.	Glossary

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

March 7, 2016

PetroChina Company Limited

9 Dongzhimen North Street

Dongcheng District

Beijing 100007

China

INTRODUCTION

THIRD PARTY REPORT

RESERVES ESTIMATION AND VALUATION OF

CHAD AND WEST QURNA ASSETS

AS OF DECEMBER 31, 2015

Ladies and Gentlemen,

Ryder Scott Company, L.P. (Ryder Scott) was requested by China National Oil and Gas Exploration and Development Corporation International Holding Ltd, (“CNODCI”), to conduct reserves estimation and evaluation (as of December 31, 2015) of selected petroleum assets in Chad and West Qurna, in which CNODCI has current interests. These reserves were prepared in accordance with U.S. Securities and Exchange Commission (SEC) regulations.

The SEC Executive and SEC Technical Reports documenting this work were submitted to CNODCI in January and February 2016, respectively. These reports are required for CNODCI internal management reporting purposes and are limited to proved reserves only. The report references are as follows:

Asset	SEC Executive Report	SEC Technical Report
Chad
West Qurna

Recently, CNODCI requested Ryder Scott to prepare a Third Party Report intended to be submitted to PetroChina Company Limited (“PetroChina”). This report is to summarize the results of reserves estimation and evaluations of December 31, 2015 as mentioned above of only selected petroleum assets. The selected petroleum assets, as determined by CNODCI, are in Chad and West Qurna (Iraq).

METHODOLOGY

In carrying out the review, Ryder Scott relied upon information and data provided by CNODCI, which comprised basic engineering data; geosciences information and engineering interpretation associated with such data; other technical reports; costs and commercial data; and development plans. The available data and interpretations were reviewed for reasonableness and the latter adjusted where appropriate.

SUITE 600, 1015 4TH STREET S.W.	CALGARY, ALBERTA T2R 1J4	TEL (403) 262-2799	FAX (403) 262-2790
621 17TH STREET, SUITE 1550	DENVER, COLORADO 80293-1501	TEL (303)623-9147	FAX (303) 623-4258

PetroChina Company Limited March 7, 2016 Page 2

The results presented in this report are based upon information and data made available to Ryder Scott in December 2015. The reserve estimates, future production and Net Present Value (NPV) computations as presented herein are based upon these data and represent Ryder Scott’s opinion as of December 31, 2015, as presented in the individual Ryder Scott reports for those areas.

Economic models were constructed based on terms of the applicable petroleum contracts as provided by CNODCI, in order to calculate CNODCI’s net revenue interest in the proved reserves. As of December 31, 2015, all proved SEC reserves were allocated up to the end of the license contract period only.

As per SEC guidelines (Appendix I), the oil prices which were used in the evaluation are the un-weighted 12-month arithmetic averages of the first-day-of-the month price for each month within the 12-month period prior to the end of reporting period, unless prescribed by contract. Those prices were held constant throughout the evaluation period except where alternate prices are prescribed by contract. The historical 12-month oil prices or contract prices, with supporting differentials, were supplied by CNODCI.

Future capital costs were derived from development program forecasts prepared by CNODCI for each production unit and corresponding recent historical unit cost data. The recent historical cost data for each relevant production unit were utilized to determine current operating cost conditions. These costs were not escalated throughout the evaluation period.

CNODCI’s net reserve volumes are derived by converting calculated net revenues accruing to CNODCI under the terms of the relevant petroleum contract into equivalent barrels of oil utilizing the average 2015 oil pricing explained above. The CNODCI net revenue interest volumes reported in this document represent those amounts that are determined to be attributable to CNODCI’s net economic interest after the deduction of amounts attributable to third parties (government and other working interest partners).

Net Present Value (NPV) computations were also undertaken and derived using cost and production profiles input to the various economic models established for the selected assets in Chad and West Qurna. These NPVs represent future net revenue, after taxes, attributable to the interests of CNODCI, discounted over the economic life of the project at the SEC specified discount rate of ten percent to a present value as of December 31, 2015. Unless otherwise stated, no opening tax positions were considered.

A glossary of abbreviations and key industry standard terms, some but not all of which have been used in this report, is attached as Appendix II.

1.	RESULTS SUMMARY

1.1	Net Reserves

The following tables present the net entitlement Proved Developed, Proved Undeveloped and Total Proved oil reserves attributable to CNODCI’s working interests (Wl) estimated in accordance with SEC guidelines.

As required under SEC guidelines, these estimates were prepared under the prevailing fiscal terms and exclude any government share. The economic cut offs were applied using costs which are unescalated throughout the period of calculation and constant prices, except where alternate prices are prescribed by contract. The oil prices used for these computations were the un-weighted 12-month arithmetic average of the first-day-of-the month price for each month within the 12-month period (January to December 2015) or the applicable contract price, with appropriate differentials applied.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Company Limited March 7, 2016 Page 3

NET ENTITLEMENT PROVED OIL RESERVES

AS OF DECEMBER 31, 2015

Country	Proved Developed (Mstb)	Proved Undeveloped (Mstb)	Total Proved (Mstb)
Chad	45,252	37,016	82,268
Iraq – West Qurna	25,493	48,984	74,477

TOTAL CNODCI	70,745	86,000	156,745

Notes:

1.	CNODCI holds 100% WI in Chad and 34.413 % WI in West Qurna assets. Royalty of 12 1⁄2% in Permit H (Chad) is paid in kind; therefore, it is deducted from the Gross Reserves volumes.
2.	Both Chad and West Qurna assets produce oil only. Gas has been discovered in some structures in Chad, but at this time there is no market available for the gas.
3.	Totals may not add exactly due to rounding errors.

1.2	Gross Volumes

Gross production volumes are presented for reference information only. Gross volumes include volumes attributable to third parties, government and other working interest partners.

GROSS PROVED OIL RESERVES

AS OF DECEMBER 31, 2015

Country	Proved Developed (Mstb)	Proved Undeveloped (Mstb)	Total Proved (Mstb)
Chad	52,671	43,090	95,761
Iraq – West Qurna	618,445	833,392	1,451,837

TOTAL CNODCI	671,116	876,482	1,547,598

Note:

Totals may not add exactly due to rounding errors.

1.3	Net Present Values

The NPVs as of December 31, 2015 of estimated cash flows discounted at 10%, attributable to CNODCI’s working interest in the projects identified above (excluding any balance sheet adjustments or financing costs), are summarized below.

NET PRESENT VALUES ATTRIBUTABLE TO CNODCI

AS OF DECEMBER 31, 2015

DISCOUNT RATE 10%

Country	Proved Developed (US$M)	Proved Undeveloped (US$M)	Total Proved (US$M)
Chad	1,190,264	125,418	1,315,682
Iraq – West Qurna	134,812	269,238	404,050

TOTAL CNODCI	1,325,076	394,656	1,719,732

Notes:

1.	NPVs in Chad and West Qurna assets represent CNODCI’s 100% and 34.413% WI, respectively.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Company Limited March 7, 2016 Page 4

Reserves are those quantities of petroleum that are anticipated to be commercially recoverable by application of development projects to known accumulations from a given date forward under defined conditions. Reserves must further satisfy four criteria: they must be discovered, recoverable, commercial and remaining (as of the evaluation date) based on the development project(s) applied. Reserves are further categorized in accordance with the level of certainty associated with the estimates and may be sub-classified based on project maturity and/or characterized by development and production status. All categories of reserve volumes quoted herein have been determined within the context of an economic limit test (pre-tax and exclusive of accumulated depreciation amounts) assessment prior to any NPV analysis.

2.	STANDARDS OF INDEPENDENCE AND PROFESSIONAL QUALIFICATION

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to CNODCI. Neither we nor any of our employees have any financial interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this study, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing the evaluation of the reserves information discussed in this report, are included as an attachment to this letter.

3.	BASIS OF OPINION

This document must be considered in its entirety. It reflects Ryder Scott’s informed professional judgment based on accepted standards of professional investigation and, as applicable, the data and information provided by the CNODCI, and/or obtained from other sources e.g. public domain, the limited scope of engagement, and the time permitted to conduct the evaluation.

In line with those accepted standards, this document does not in any way constitute or make a guarantee or prediction of results, and no warranty is implied or expressed that actual outcome will conform to the outcomes

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Company Limited March 7, 2016 Page 5

presented herein. Ryder Scott has not independently verified any information provided by or at the direction of the CNODCI, and has accepted the accuracy and completeness of these data. Ryder Scott has no reason to believe that any material facts have been withheld from it, but does not warrant that its inquiries have revealed all of the matters that a more extensive examination might otherwise disclose.

The opinions expressed herein are subject to and fully qualified by the generally accepted uncertainties associated with the interpretation of engineering and geoscience data and do not reflect the totality of circumstances, scenarios and information that could potentially affect decisions made by the report’s recipients and/or actual results. The opinions and statements contained in this report are made in good faith and in the belief that such opinions and statements are representative of prevailing physical and economic circumstances as of December 31, 2015.

This assessment has been conducted within the context of Ryder Scott’s understanding of the effects of petroleum legislation and other regulations that currently apply to these properties. However, Ryder Scott is not in a position to attest to property title or rights, conditions of these rights including environmental and abandonment obligations, and any necessary licenses and consents including planning permission, financial interest relationships or encumbrances thereon for any part of the appraised properties.

In carrying out this study, Ryder Scott is not aware that any conflict of interest has existed. As an independent consultancy, Ryder Scott is providing impartial technical, commercial and strategic advice within the energy sector. Ryder Scott’s remuneration was not in any way contingent on the contents of this report. In the preparation of this document, Ryder Scott has maintained, and continues to maintain, a strict independent consultant-client relationship with CNODCI. Furthermore, the management and employees of Ryder Scott have no interest in any of the assets evaluated or related with the analysis carried out as part of this report.

Staff members who prepared this report are professionally-qualified with appropriate educational qualifications and levels of experience and expertise to perform the scope of work set out in the Proposal for Services.

Ryder Scott has not undertaken a site visit and inspection because it is not included in the scope of work and its related budget. As such, Ryder Scott is not in a position to comment on the operations or facilities in place, their appropriateness and condition and whether they are in compliance with the regulations pertaining to such operations. Further, Ryder Scott is not in a position to comment on any aspect of health, safety or environment of such operation.

It should be clearly noted that the Net Present Values (NPVs) contained herein do not represent a Ryder Scott opinion as to the market value of the subject property, nor any interest in it.

In assessing a likely market value, it would be necessary to take into account a number of additional factors including: reserves risk (i.e. that Proved and/or Probable and/or Possible Reserves may not be realized within the anticipated time frame for their exploitation); perceptions of economic and sovereign risk; potential upside, such as in this case exploitation of reserves beyond the Proved and the Probable level; other benefits, encumbrances or charges that may pertain to a particular interest; and the competitive state of the market at the time. Ryder Scott has explicitly not taken such factors into account in deriving the referenced NPVs presented herein.

In the preparation of this report Ryder Scott has used Part 210 Rule 4-10(a) of Regulation S-X of the United States Securities and Exchange Commission (Appendix I).

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PetroChina Company Limited March 7, 2016 Page 6

There are numerous uncertainties inherent in estimating reserves and resources, and in projecting future production, development expenditures, operating expenses and cash flows. Oil and gas reserve engineering and resource assessment must be recognized as a subjective process of estimating subsurface accumulations of oil and gas that cannot be measured in an exact way. Estimates of oil and gas reserves or resources prepared by other parties may differ, perhaps materially, from those contained within this report. The accuracy of any reserve estimate is a function of the quality of the available data and of engineering and geological interpretation. Results of drilling, testing and production that post-date the preparation of the estimates may justify revisions, some or all of which may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered, and the timing and cost of those volumes that are recovered may vary from that assumed.

Oil and condensate volumes appearing in this report have been quoted at stock tank conditions. Typically these volumes have been referred to in thousand barrel increments (Mstb). Natural gas volumes have been quoted in billions of standard cubic feet (Bscf) and are volumes of sales gas, after an allocation has been made for fuel and process shrinkage losses, at the standard conditions appropriate for the area.

Ryder Scott prepared an independent assessment of the reserves based on data and interpretations provided by CNODCI.

It is Ryder Scott’s opinion that the estimates of Proved Developed and Total Proved oil and gas volumes at December 31, 2015, are, in the aggregate, reasonable and the reserves classification and categorization is appropriate and consistent with the definitions and guidelines for reserves.

Very truly yours,

RYDER SCOTT COMPANY, L.P. TBPE Firm Registration No. F-1580

Daniel R. Olds, P.E. TBPE License No. 60996 Managing Senior Vice President

DRO (DPR)/pl

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Daniel R. Olds was the primary technical person responsible for overseeing the estimate of the reserves, future production, and income prepared by Ryder Scott presented herein.

Mr. Olds, an employee of Ryder Scott Company, L.P. (Ryder Scott) since 2001, is a Managing Senior Vice President and also serves as an Engineering Group Coordinator responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. He is a member of Ryder Scott’s Board of Directors. Before joining Ryder Scott, Mr. Olds served in a number of engineering and evaluation positions with PricewaterhouseCoopers, Wintershall Oil and Gas Company and Cities Service Oil Company. For more information regarding Mr. Olds’ geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Olds earned a Bachelor of Science degree in Petroleum Engineering from West Virginia University in 1981, an MBA from the University of Houston in 1991 and is a licensed Professional Engineer in the State of Texas. He is also a member of the Society of Petroleum Evaluation Engineers (past president) and the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Olds fulfills. For 2015, Mr. Olds had over 45 hours of continuing education hours related to reserves, reserve evaluation, and ethics. More specifically, 2015 training included short courses on reserves assignments for developed unconventional reservoirs and geological considerations for unconventional reservoirs. Mr. Olds has had at least 30 hours of continuing education for each of the last 5 years.

Based on his educational background, professional training and more than 34 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Olds has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

APPENDIX I

PETROLEUM RESERVES DEFINITIONS

As Adapted From:

RULE 4-10(a) of REGULATION S-X PART 210

UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale. Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS Page 2

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(A)	The area identified by drilling and limited by fluid contacts, if any, and

(B)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS Page 3

(iv)	Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(A)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

PROBABLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(18) defines probable oil and gas reserves as follows:

Probable reserves. Probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

(i)	When deterministic methods are used, it is as likely as not that actual remaining quantities recovered will exceed the sum of estimated proved plus probable reserves. When probabilistic methods are used, there should be at least a 50% probability that the actual quantities recovered will equal or exceed the proved plus probable reserves estimates.

(ii)	Probable reserves may be assigned to areas of a reservoir adjacent to proved reserves where data control or interpretations of available data are less certain, even if the interpreted reservoir continuity of structure or productivity does not meet the reasonable certainty criterion. Probable reserves may be assigned to areas that are structurally higher than the proved area if these areas are in communication with the proved reservoir.

(iii)	Probable reserves estimates also include potential incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than assumed for proved reserves.

(iv)	See also guidelines in paragraphs (a)(17)(iv) and (a)(17)(vi) of this section.

POSSIBLE RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(17) defines possible oil and gas reserves as follows:

Possible reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves.

(i)	When deterministic methods are used, the total quantities ultimately recovered from a project have a low probability of exceeding proved plus probable plus possible reserves. When probabilistic methods are used, there should be at least a 10% probability that the total quantities ultimately recovered will equal or exceed the proved plus probable plus possible reserves estimates.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS Page 4

(ii)	Possible reserves may be assigned to areas of a reservoir adjacent to probable reserves where data control and interpretations of available data are progressively less certain. Frequently, this will be in areas where geoscience and engineering data are unable to define clearly the area and vertical limits of commercial production from the reservoir by a defined project.

(iii)	Possible reserves also include incremental quantities associated with a greater percentage recovery of the hydrocarbons in place than the recovery quantities assumed for probable reserves.

(iv)	The proved plus probable and proved plus probable plus possible reserves estimates must be based on reasonable alternative technical and commercial interpretations within the reservoir or subject project that are clearly documented, including comparisons to results in successful similar projects.

(v)	Possible reserves may be assigned where geoscience and engineering data identify directly adjacent portions of a reservoir within the same accumulation that may be separated from proved areas by faults with displacement less than formation thickness or other geological discontinuities and that have not been penetrated by a wellbore, and the registrant believes that such adjacent portions are in communication with the known (proved) reservoir. Possible reserves may be assigned to areas that are structurally higher or lower than the proved area if these areas are in communication with the proved reservoir.

(vi)	Pursuant to paragraph (a)(22)(iii) of this section, where direct observation has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves should be assigned in the structurally higher portions of the reservoir above the HKO only if the higher contact can be established with reasonable certainty through reliable technology. Portions of the reservoir that do not meet this reasonable certainty criterion may be assigned as probable and possible oil or gas based on reservoir fluid properties and pressure gradient interpretations.

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

APPENDIX II

GLOSSARY

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

List of Standard Oil Industry Terms and Abbreviations

ABEX	Abandonment Expenditure
ACQ	Annual Contract Quantity
°API	Degrees API (American Petroleum Institute)
AAPG	American Association of Petroleum
AVO	Amplitude versus Offset
A$	Australian Dollars
B	Billion (109)
Bbl	Barrels
/Bbl	per barrel
BBbl	Billion Barrels
BHA	Bottom Hole Assembly
BHC	Bottom Hole Compensated
Bscf or Bcf	Billion standard cubic feet
Bscfd or Bcfd	Billion standard cubic feet per day
Bm3	Billion cubic metres
Bcpd	Barrels of condensate per day
BHP	Bottom Hole Pressure
Blpd	Barrels of liquid per day
Bpd	Barrels per day
Boe	Barrels of oil equivalent @ xxx mcf/Bbl
Boepd	Barrels of oil equivalent per day @ xxxmcf/Bbl
BOP	Blow Out Preventer
Bopd	Barrels oil per day
Bwpd	Barrels of water per day
BS&W	Bottom sediment and water
BTU	Bottom sediment and water
Bwpd	Barrels water per day
CBM	Coal Bed Methane
CO2	Carbon Dioxide
CAPEX	Capital Expenditure
CCGT	Combined Cycle Gas Turbine
Cm	centimetres
CMM	Coal Mine Methane
CNG	Compressed Natural Gas
Cp	Centipoise (a measure of viscosity)
CSG	Coal Seam Gas
CT	Corporation Tax
DCQ	Daily Contract Quantity
Deg C	Degrees Celsius
Deg F	Degrees Fahrenheit
DHI	Direct Hydrocarbon Indicator
DST	Drill Stem Test
DWT	Dead-weight ton
E&A	Exploration & Appraisal
E&P	Exploration and Production
EBIT	Earnings before Interest and Tax

EBITDA	Earnings before interest, tax, depreciation and amortisation
El	Entitlement Interest
EIA	Environmental Impact Assessment
EMV	Expected Monetary Value
EOR	Enhanced Oil Recovery
EUR	Estimated Ultimate Recovery
FEED	Front End Engineering and Design
FPSO	Floating Production, Storage and Offloading
FSO	Floating Storage and Offloading
Ft	Foot/feet
Fx	Foreign Exchange Rate
G	gram
g/cc	grams per cubic centimetre
Gal	gallon
gal/d	gallons per day
G&A	General and Administrative costs
GBP	Pounds Sterling
GDT	Gas Down to
GIIP	Gas initially in place
GJ	Gigajoules (one billion Joules)
GOR	Gas Oil Ratio
GTL	Gas to Liquids
GWC	Gas water contact
HDT	Hydrocarbons Down to
HSE	Health, Safety and Environment
HSFO	High Sulphur Fuel Oil
HUT	Hydrocarbons up to
H2S	Hydrogen Sulphide
IOR	Improved Oil Recovery
IPP	Independent Power Producer
IRR	Internal Rate of Return
J	Joule (Metric measurement of energy) I kilojoule =0.9478 BTU)
k	Permeability
KB	Kelly Bushing
KJ	Kilojoules (one Thousand Joules)
Kl	Kilolitres
Km	Kilometres
km2	Square kilometres
kPa	Thousands of Pascals (measurement of pressure)
KW	Kilowatt
KWh	Kilowatt hour
LKG	Lowest Known Gas
LKH	Lowest Known Hydrocarbons
LKO	Lowest Known Oil
LNG	Liquefied Natural Gas

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

LoF	Life of Field
LPG	Liquefied Petroleum Gas
LTI	Lost Time Injury
LWD	Logging while drilling
m	Metres
M	Thousand
m3	Cubic metres
Mcf or Mscf	Thousand standard cubic feet
MCM	Management Committee Meeting
MMcf or MMscf	Million standard cubic feet
m3d	Cubic metres per day
mD	Measure of Permeability in millidarcies
MD	Measured Depth
MDT	Modular Dynamic Tester
Mean	Arithmetic average of a set of numbers
Median	Middle value in a set of values
MFT	Multi Formation Tester
mg/l	milligrams per litre
MJ	Megajoules (One Million Joules)
Mm3	Thousand Cubic metres
Mm3d	Thousand Cubic metres per day
MM	Million
MMBbl	Millions of barrels
MMBTU	Millions of British Thermal Units
Mode	Value that exists most frequently in a set of values= most likely
Mscfd	Thousand standard cubic feet per day
MMscfd	Million standard cubic feet per day
MW	Megawatt
MWD	Measuring While Drilling
MWh	Megawatt hour
Rw	Resistivity of water
SCAL	Special core analysis
cf or scf	Standard Cubic Feet
cfd or scfd	Standard Cubic Feet per day
scf/ton	Standard cubic foot per ton
SL	Straight line (for depreciation)
So	Oil Saturation
SPE	Society of Petroleum Engineers
SPEE	Society of Petroleum Evaluation Engineers
Ss	Subsea
Stb	Stock tank barrel
STOIIP	Stock tank oil initially in place
Sw	Water Saturation

T	Tonnes
TD	Total Depth
Te	Tonnes equivalent
THP	Tubing Head Pressure
TJ	Terajoules (1012 Joules)
Tscf or Tcf	Trillion standard cubic feet
TCM	Technical Committee Meeting
TOC	Total Organic Carbon
TOP	Take or Pay
Tpd	Tonnes per day
Mya	Million years ago
NGL	Natural Gas Liquids
N2	Nitrogen
NPV	Net Present Value
OBM	Oil Based Mud
OCM	Operating Committee Meeting
ODT	Oil down to
OPEX	Operating Expenditure
OWC	Oil Water Contact
p.a.	Per annum
Pa	Pascals (metric measurement of pressure)
p.a.	Per annum
Pa	Pascals (metric measurement of pressure)
P&A	Plugged and Abandoned
PDP	Proved Developed Producing
PI	Productivity Index
PJ	Petajoules (1015 Joules)
PSDM	Post Stack Depth Migration
Psi	Pounds per square inch
Psia	Pounds per square inch absolute
Psig	Pounds per square inch gauge
PUD	Proved Undeveloped
PVT	Pressure volume temperature
P10	10% Probability
P50	50% Probability
P90	90% Probability
Rf	Recovery factor
RFT	Repeat Formation Tester
RT	Rotary Table

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS

VSP	Vertical Seismic Profiling
WC	Water Cut
Wl	Working Interest
WPC	World Petroleum Council
WTI	West Texas Intermediate
wt%	Weight percent
1H05	First half (6 months) of 2005 (example of date)
2Q06	Second quarter (3 months) of 2006 (example of date)
2D	Two dimensional
3D	Three dimensional
4D	Four dimensional
1P	Proved Reserves
2P	Proved plus Probable Reserves
3P	Proved plus Probable plus Possible Reserves
%	Proved plus Probable plus Possible Reserves

TVD	True Vertical Depth
TVDss	True Vertical Depth Subsea
USGS	United States Geological Survey
US$	United States Dollar

RYDER SCOTT COMPANY    PETROLEUM CONSULTANTS